Exhibit 99.1

27 August 2003	James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	Level 3, 22 Pitt Street
Company Announcements Office	SYDNEY NSW 2000
Australian Stock Exchange Limited
20 Bridge Street	Telephone:	(+612) 8274 5274
SYDNEY NSW 2000	Fax:	(+612) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

     Dear Sir

     Ms Sanneke Parabirsing has resigned from her role as Company Secretary effective from 27 August 2003.

     Yours faithfully

     Peter J Shafron

     Company Secretary